                      SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Alpha Natural Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02076X 10 2

(CUSIP Number)

Gerald Kerner, Esq.

c/o Duquesne Capital Management, L. L. C.

40 West 57th Street, 25th Floor

New York, New York 10019

(212) 830-6655

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

July 31, 2009

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ X ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D

CUSIP No. 02076X 10 2

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Duquesne Capital Management, L. L. C. I.R.S. #25-1772402
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,927,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,927,300
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,300
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02076X 10 2

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Stanley F. Druckenmiller
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,927,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,927,300
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,300
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2009, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 20, 2009, as amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on July 23, 2009, as amended by Amendment No. 3 thereto filed with the Securities and Exchange Commission on July 28, 2009 and as further amended by Amendment No. 4 thereto filed with the Securities and Exchange Commission on July 30, 2009 (as amended, the “Current Schedule 13D”) on behalf of Duquesne Capital Management, L. L. C., a Pennsylvania limited liability company (“Duquesne Capital”), and Mr. Stanley F. Druckenmiller with respect to the beneficial ownership of the shares of the common stock, par value $0.01 per share (the “Common Stock”), of Alpha Natural Resources, Inc., a Delaware corporation (the “Company”).

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Current Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Shares in the ordinary course of business for investment purposes. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, control persons or members of Duquesne Capital, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Current Schedule 13D are hereby amended and restated in their entirety as follows:

(a)        On July 31, 2009, the Company announced that it had completed the merger with Foundation Coal Holdings, Inc. (“Foundation”), with the Company as the surviving entity in the merger (the Company as the surviving entity, the “Surviving Entity”). As a result of the stock-for-stock exchange pursuant to the terms of the merger agreement between the Company and Foundation, Foundation stockholders own approximately 41% of the Surviving Entity and the Company’s stockholders own approximately 59% of the Surviving Entity on a fully diluted basis after giving effect to the merger.

As of July 31, 2009 and after giving effect to the merger, each of the Reporting Persons may be deemed to beneficially own 5,927,300 shares of Common Stock, representing approximately 4.9% of the outstanding Common Stock assuming 120,951,644 shares of Common Stock outstanding, based on the 71,361,470 shares of Common Stock outstanding as of June 30, 2009 as reported by the Company in its Form 8-K filed on July 27, 2009 as adjusted to give effect to the merger with Foundation.

(b)        Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,927,300 shares of Common Stock it may be deemed to beneficially own.

Item 5(e) of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(e)        As a result of the merger between the Company and Foundation, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on July 31, 2009.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009	DUQUESNE CAPITAL MANAGEMENT, L. L. C. By:/s/ Gerald Kerner Name: Gerald Kerner Title: Managing Director
Dated: August 3, 2009	STANLEY F. DRUCKENMILLER By:/s/ Gerald Kerner Name: Gerald Kerner Title: Attorney-In-Fact**

** Power of Attorney given by Mr. Druckenmiller was previously filed with the Securities and Exchange Commission on June 24, 2009 as an exhibit to a statement on Schedule 13G filed by Duquesne Capital Management, L. L. C. and Mr. Druckenmiller with respect to Alpha Natural Resources, Inc.